UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
	Name:	Soon Huat Lim
	Title:	Chairman and Chief Executive Officer

Date: April 7, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Trident Announces Plan to Implement ADS Ratio Change

2